Exhibit 99.1

AMTD International Inc. Announces Estimated Year-over-Year Increase of Not Less Than 50% in Net

Profit for Full Year 2019

HONG KONG, April 27, 2020 — AMTD International Inc. (“AMTD International” or the “Company”) (NYSE: HKIB; SGX: HKB), a subsidiary of AMTD Group Company Limited, a leading Hong Kong-headquartered comprehensive financial institution, announces that its estimated net profit for the year ended December 31, 2019 will increase by not less than 50% as compared to that for the year ended December 31, 2018.

The Company and its auditors are in the process of finalizing its annual results for the year ended December 31, 2019 and the information contained in this announcement is based on the existing views of the management of the Company.

About AMTD International Inc.

AMTD International Inc. (NYSE: HKIB; SGX: HKB) is a leading Hong Kong-headquartered comprehensive financial institution, which connects companies and investors from Asia, including China and Hong Kong as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial service solutions strategy addresses different clients’ diverse and inter-connected financial needs across all phases of their life cycles. Leveraging its deep roots in Asia and its unique eco-system — the “AMTD SpiderNet” — the Company is uniquely positioned as an active super-connector between clients, business partners, investee companies, investors and, the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at “@AMTDGroup.”

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about AMTD’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in AMTD’s filings with the SEC. All information provided in this press release is as of the date of this press release, and AMTD does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Issac See, IR office (ir@amtdinc.com)

AMTD International Inc.

+852 3163-3331

+852 6187-7482

+1 (866) 849-3788